SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hines Global REIT II, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.001 per share	433243102
Class T Common Stock, par value $0.001 per share	433243201
Class I Common Stock, par value $0.001 per share	433243300
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Sherri W. Schugart
2800 Post Oak Boulevard
Suite 5000
Houston, Texas 77056-6118
(888) 220-6121

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPIES TO:
Judith D. Fryer, Esq.
Alice L Connaughton, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-6800

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$200,000,000	$24,900

(1)
The transaction value is estimated solely for purposes of estimating the filing fee. This amount is based upon the offer to purchase up to 20,639,835 shares of Class A, Class T and Class I common stock of Hines Global REIT II, Inc. at a price per share of $9.69.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
☐  Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Hines Global REIT II, Inc., a Maryland corporation (the “Company”), to purchase for cash up to approximately $200 million in shares of the Company’s common stock, in any combination of Class A shares, Class T shares or Class I shares, par value $0.001 per share (the “Shares”). The Company is offering to purchase the Shares at a price of $9.69 per share and the maximum number of Shares that will be accepted by the Company’s offer (unless the offer is amended in accordance with applicable law) is 20,639,835 Shares. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B)), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934.
Items 1 through 11.
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 9 of this Tender Offer Statement on Schedule TO.
Item 12. Exhibits.
The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hines Global REIT II, Inc.

Dated: October 3, 2017	By:	/s/ J. Shea Morgenroth
Name: J. Shea Morgenroth
Title: Chief Accounting Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
99(a)(1)(A)*	Offer to Purchase dated October 3, 2017
99(a)(1)(B)*	Letter of Transmittal
99(a)(1)(C)*	Form of Notice of Withdrawal
99(a)(1)(D)*	Letter to Stockholders
99(a)(1)(E)*	Email for Financial Advisors with Clients Who are Stockholders
99(a)(1)(F)
Uncommitted Loan Agreement, dated as of October 2, 2017, by and between Hines Global REIT II Properties LP, as borrower, and Hines Interests Limited Partnership, as lender (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K on October 3, 2017 and incorporated by reference herein)

99(a)(1)(G)*	Form of Restricted Share Award Agreement
______________
* Filed herewith.